UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 71)*

Valhi, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

918905 10 0
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2011
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,359,427
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,359,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,359,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,359,427
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,359,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,359,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 106,752,189
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 106,752,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,752,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380,216
	8	SHARED VOTING POWER 107,972,685
	9	SOLE DISPOSITIVE POWER 380,216
	10	SHARED DISPOSITIVE POWER 107,972,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 71
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Valhi, Inc., a Delaware corporation (the “Company” or “Valhi”).  Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the purchases of Shares, which purchases have increased the percentage of outstanding Shares the Reporting Persons own in the aggregate by more than one percent on June 16, 2011 from the aggregate percentage ownership of the Reporting Persons as disclosed in Amendment No. 70 to this Statement.  These purchases include Shares purchased by Kronos Worldwide, Inc. (“Kronos Worldwide”).  Since Kronos Worldwide is a majority owned subsidiary of the Company and pursuant to Delaware law and Section 13(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company treats the Shares that Kronos Worldwide holds as treasury stock.  Accordingly, for purposes of this Statement each Share purchased by Kronos Worldwide reduces by one Share the number of outstanding Shares.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows.

(a)           This Statement is filed:

•	by Valhi Holding Company, (“VHC”) as a direct holder of Shares;

•	by virtue of the direct and indirect ownership of securities of VHC, by Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Contran Corporation (“Contran”); and

•	by virtue of positions he holds with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons (collectively, the “Reporting Persons”).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the 113,036,483 Shares outstanding as of the close of business on June 27, 2011, which outstanding share information is from the Company (the “Outstanding Shares”):

VHC	92.7%
TIMET Finance Management Company (“TFMC”)	1.4%
Harold Simmons Foundation, Inc. (“Foundation”)	0.8%
Harold C. Simmons	0.3%
Contran Amended and Restated Deferred Compensation Trust (“CDCT”)	0.3%
Annette C. Simmons	0.2%
The Combined Master Retirement Trust (“CMRT”)	0.1%
The Annette Simmons Grandchildren’s Trust (“Grandchildren’s Trust”)	Less than 0.1%
Contran	Less than 0.1%

VHC, TFMC, the CDCT and Contran may be deemed to control the Company.  Titanium Metals Corporation (“TIMET”) is the holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.   Annette C. Simmons is the wife of Harold C. Simmons.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of TIMET common stock:

VHC	23.6%
Annette C. Simmons	12.3%
CMRT	8.7%
Harold C. Simmons	3.2%
Kronos Worldwide	2.4%
Contran	2.0%
NL Industries, Inc. (“NL”)	0.8%
Valhi	0.5%
Foundation	Less than 0.1%
Grandchildren’s Trust	Less than 0.1%

NL’s percentage ownership of TIMET common stock includes 0.3% directly held by a subsidiary of NL.  Together, VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, Contran, Kronos Worldwide, NL and Valhi may be deemed to control TIMET.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of NL common stock:

Valhi	83.0%
Harold C. Simmons	2.2%
Annette C. Simmons	0.6%
TFMC	0.5%
Kronos Worldwide	Less than 0.1%

Together, Valhi, TFMC and Kronos Worldwide may be deemed to control NL.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.0%
NL	30.4%
Harold C. Simmons	0.4%
TFMC	0.3%
Annette C. Simmons	0.1%
Contran	Less than 0.1%

Together, Valhi, NL, TFMC and Contran may be deemed to control Kronos Worldwide.

Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of VHC and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

Contran sponsors the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Mr. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

Harold C. Simmons is chairman of the board of the Company, Kronos Worldwide, TIMET, VHC, Dixie Rice and Contran and chairman of the board and chief executive officer of NL.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities.  However, Mr. Simmons disclaims beneficial ownership of the shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CDCT or CMRT.  Mr. and Mrs. Simmons each disclaim beneficial ownership of all Shares beneficially owned, directly or indirectly, by VHC, TFMC, the Foundation, the Grandchildren’s Trust and Contran.

Annette C. Simmons is the wife of Harold C. Simmons.  Mr. Simmons may be deemed to share indirect beneficial ownership of her shares.  He disclaims all such beneficial ownership.  Mrs. Simmons disclaims beneficial ownership of any shares that she does not hold directly.

The Grandchildren’s Trust is a trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons.  As co-trustees of this trust, each of Mr. and Mrs. Simmons has the power to vote and direct the disposition of the shares this trust directly holds.  Each of them disclaims beneficial ownership of any shares that this trust holds.

NL, a wholly owned subsidiary of NL and Kronos Worldwide directly hold 3,604,790 shares, 1,186,200 shares and 574,972 shares, respectively, of Valhi common stock.  As already disclosed, Valhi is the direct holder of approximately 83.0% of the outstanding shares of NL common stock and 50.0% of the outstanding shares of Kronos Worldwide common stock.  Pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the shares of Valhi common stock that NL, its wholly owned subsidiary and Kronos Worldwide hold as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

TFMC directly holds 2,461,428 shares of TIMET common stock.  As already disclosed, TIMET is the sole stockholder of TFMC.  Pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, TIMET treats the shares of TIMET common stock that TFMC holds as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Amendment to acquire the Shares set forth on Schedule C to this Amendment were from such person’s personal funds.

(b)           The principal offices of VHC and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.  The principal office of Dixie Rice is located at 600 Pasquiere Street, Gueydan, Louisiana 70542.  The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

(c)           Through Valhi, VHC is principally engaged in the titanium dioxide products, component products (security products, furniture components and performance marine components) and waste management industries.  Through VHC’s equity investment in TIMET, VHC is invested in a leading worldwide producer of titanium metal products.

In addition to the activities engaged in through Valhi, TIMET and the other companies they may be deemed to control, as described above, and in addition to holding the securities described above:

•	Dixie Rice is engaged in land management, agriculture and oil and gas activities; and
•	Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

As already disclosed in Item 2(a), the CMRT is a trust sponsored by Contran to permit the collective investment by trusts that maintain the assets of certain employee benefit plans Contran and its related companies adopt.

Harold C. Simmons is an employee of Contran.  See Item 2(a) for certain positions that Harold C. Simmons holds with Contran and its related companies.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Amendment has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Amendment, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all persons named on Schedule B to this Amendment are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows.

The Company issued to Mr. Simmons the 500 Shares reported in Item 5(c) as granted to him for no cash compensation for his director services.  The Company issued the same number of Shares on the same date to each of Valhi’s other directors.

The total amount of funds required by TFMC to acquire the Shares reported in Item 5(c) was $4,690,951.82 (including commissions).  Such funds were provided by its cash on hand.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire the Shares set forth on Schedule C to this Statement were from such person’s personal funds.

Item 4.	Purpose of Transaction

Item 4 is supplemented as follows.

The Company issued 500 Shares to Harold C. Simmons on May 26, 2011, the date of its 2011 annual stockholder meeting, for no cash compensation for his director services.  The Company issued the same number of Shares on the same date to each of Valhi’s other directors.

TFMC purchased the Shares reported as purchased by it in Item 5(c) in order to increase its equity interest in the Company.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons’ tax planning objectives and stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person’s personal investment.

Certain of the persons named in Schedule B to this Statement, namely Robert D. Graham, J. Mark Hollingsworth, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows.

(a)           The following entities or persons directly hold the following Shares:

Reporting Person	Shares Directly Held

VHC	104,813,316
TFMC	1,546,111
Foundation	856,400
Harold C. Simmons	380,216
CDCT	366,847
Annette C. Simmons	219,796
CMRT	115,000
Grandchildren’s Trust	29,300
Contran	25,915
Total	108,352,901

By virtue of the relationships described under Item 2 of this Statement:

(1)           VHC and Dixie Rice may each be deemed be the beneficial owner of the 106,359,427 Shares (approximately 94.1% of the Outstanding Shares) that VHC and TFMC directly hold;

(2)           Contran may be deemed be the beneficial owner of the 106,752,189 Shares (approximately 94.4% of the Outstanding Shares) that VHC, TFMC, the CDCT and Contran directly hold; and

(3)           Harold C. Simmons may be deemed to be the beneficial owner of the 108,352,901 Shares (approximately 95.9% of the Outstanding Shares) that VHC, TFMC, the Foundation, he, the CDCT, Annette C. Simmons, the CMRT, the Grandchildren’s Trust and Contran directly hold.

Except for the 380,216 Shares that he holds directly and to the extent of his vested beneficial interest, if any, in the Shares directly held by the CDCT or the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

(b)           By virtue of the relationships described in Item 2:

(1)           VHC and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 106,359,427 Shares (approximately 94.1% of the Outstanding Shares) that VHC and TFMC directly hold;

(2)           Contran may be deemed to share the power to vote and direct the disposition of the 106,752,189 Shares (approximately 94.4% of the Outstanding Shares) that VHC, TFMC, the CDCT and Contran directly hold;

(3)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 107,972,685 Shares (approximately 95.5% of the Outstanding Shares) that VHC, TFMC, the Foundation, the CDCT, Annette C. Simmons, the CMRT, the Grandchildren’s Trust and Contran directly hold; and

(4)           Harold C. Simmons may be deemed to have sole power to vote and direct the disposition of the 380,216 Shares (approximately 0.3% of the Outstanding Shares) that he directly holds.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(c)           The table below sets forth transactions in the Shares by the Reporting Persons since April 17, 2011, which is 60 days prior to the June 16, 2011 event date that requires the filing of this Amendment No. 71 to this Statement.  All of the purchases were through open market purchases or block purchases.  The table excludes purchases of Shares by Kronos Worldwide since it is a majority owned subsidiary of the Company and pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, the Company treats the Shares that Kronos Worldwide holds as treasury stock.

Date	Reporting Person or Related Party	Number of Shares	Description of Transaction	Approximate Price Per Share ($) (exclusive of commissions)

05/26/11	Harold C. Simmons	500	Stock Grant (1)	Not applicable
06/17/11	TFMC	2,000	Purchase	$41.8000
06/17/11	TFMC	3,713	Purchase	$42.2500
06/17/11	TFMC	5,000	Purchase	$42.7500
06/17/11	TFMC	5,000	Purchase	$42.8500
06/17/11	TFMC	100	Purchase	$42.8950
06/17/11	TFMC	4,900	Purchase	$43.0000
06/17/11	TFMC	4,287	Purchase	$43.1000
06/20/11	TFMC	5,000	Purchase	$42.2500
06/20/11	TFMC	300	Purchase	$42.4000
06/20/11	TFMC	2	Purchase	$42.6500
06/22/11	Foundation	27,300	Disposition by Gift	Not applicable
06/22/11	Foundation	21,800	Disposition by Gift	Not applicable
06/22/11	TFMC	49,100	Purchase	$46.0000
06/22/11	TFMC	1,399	Purchase	$46.0000
06/22/11	TFMC	5,000	Purchase	$46.5000
06/23/11	TFMC	2,298	Purchase	$45.6500
06/23/11	TFMC	3,702	Purchase	$46.0000
06/24/11	TFMC	300	Purchase	$46.1000
06/24/11	TFMC	4,275	Purchase	$46.3000
06/27/11	TFMC	5,000	Purchase	$48.2000
06/27/11	TFMC	2,307	Purchase	$47.7100

(1)	On the date of its 2011 annual stockholder meeting, the Company issued 500 Shares for no cash compensation to each of its directors for his director services, including Harold C. Simmons.

(d)           Each of VHC, TFMC, the Foundation, Harold C. Simmons, the CDCT, Annette C. Simmons, the CMRT, the Grandchildren’s Trust and Contran has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows.

As already disclosed, effective August 25, 2005 pursuant to a pledge agreement between Contran and VHC, VHC pledged to a deferred compensation trust an aggregate of 120,000 Shares to secure Contran’s obligations under a deferred compensation agreement for the benefit of Glenn R. Simmons.  Pursuant to the pledge agreement, Contran agreed to:

(i)           pay VHC quarterly a fee equal to 0.125% of the value of the Shares pledged under the agreement; and

(ii)           indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares to the trust under the pledge agreement or any transfer of the Shares to the trust resulting from an obligation of Contran to pay Glenn R. Simmons amounts under the related deferred compensation agreement.

Prior to any transfer of any Shares to the trust resulting from such obligations, VHC retains all rights to vote and receive dividends on the pledged Shares.

On October 7, 2009, VHC substituted the fair market value of 10,247,680 shares of TIMET common stock it had pledged to the CDCT for 8,457,160 Shares and paid cash of $10.02 pursuant to the terms of the Second Amended, Restated and Consolidated Pledge Agreement dated October 7, 2001 (the “Pledge Agreement”) between the Contran and VHC.  Pursuant to the Pledge Agreement, Contran agreed to:

(i)           pay VHC quarterly a fee equal to 0.125% of the value of the Shares pledged under the agreement; and

(ii)           indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares to the trust under the pledge agreement or any transfer of the Shares to the CDCT resulting from an obligation of Contran to pay Harold C. Simmons amounts under the related deferred compensation agreement.

Prior to any transfer of any Shares to the CDCT from such obligations, VHC retains all rights to vote and receive dividends on the pledged Shares.  The description of the Pledge Agreement set forth herein is qualified in its entirety by reference to the actual terms of the Pledge Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is supplemented as follows.

Exhibit 1*
Second Amended, Restated and Consolidated Pledge Agreement dated as of October 7, 2009 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Amended and Restated Deferred Compensation Trust.

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 28, 2011

/s/ Harold C. Simmons
Harold C. Simmons
Signing in his individual capacity only.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 28, 2011

            /s/ Steven L. Watson
Steven L. Watson
            Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

SCHEDULE A

Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
VALHI HOLDING COMPANY

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Valhi Holding Company (“VHC”) and their present principal occupations are set forth below.  Each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president and a director of Dixie Rice and vice president-real estate for Contran.

Robert D. Graham
Vice president of Valhi, Inc. (the “Company”), Contran, Dixie Rice and VHC; executive vice president and general counsel of Kronos Worldwide, Inc. (“Kronos Worldwide”); executive vice president of Titanium Metals Corporation (“TIMET”); vice president and general counsel of NL Industries, Inc., a publicly held subsidiary of the Company (“NL”); and executive vice president of CompX International Inc., a publicly held subsidiary of NL (“CompX”).

J. Mark Hollingsworth
Vice president and general counsel of the Company, CompX, Contran, Dixie Rice and VHC; trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee defined benefit plans Contran and related companies adopt (the “CMRT”); and vice president and general counsel of Keystone Consolidated Industries, Inc., a publicly held sister corporation of the Company (“Keystone”).

William J. Lindquist	Senior vice president of the Company and Dixie Rice; director and senior vice president of Contran and VHC; and chief executive officer of Waste Control Specialists LLC, a subsidiary of the Company.

A. Andrew R. Louis	Vice president and secretary of the Company, CompX, Kronos Worldwide and NL; and secretary of Contran, Dixie Rice and VHC.

Name	Present Principal Occupation

Kelly D. Luttmer	Vice president and global tax director of the Company, CompX, Keystone, Kronos Worldwide, NL, TIMET; and vice president and tax director of Contran, Dixie Rice and VHC.

Bobby D. O’Brien	Vice president and chief financial officer of the Company, Contran and Dixie Rice; president and chief executive officer of TIMET; and vice president and chief financial officer of VHC.

Glenn R. Simmons	Vice chairman of the board of the Company, Contran, Dixie Rice and VHC; chairman of the board of CompX and Keystone; and a director of Kronos Worldwide, TIMET and NL.

Harold C. Simmons
Chairman of the board of the Company, Contran, Dixie Rice, Kronos Worldwide, TIMET and VHC; chairman of the board and chief executive officer of NL; and trustee and member of the investment committee of the CMRT.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Rice, Kronos Worldwide, NL, TIMET and VHC.

Gregory M. Swalwell
Vice president and controller of the Company, Contran and VHC; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of TIMET and Dixie Rice.

Steven L. Watson
Director, president and chief executive officer of the Company; chief executive officer and vice chairman of the board of Kronos Worldwide; vice chairman of the board of TIMET; director and president of Contran, Dixie Rice and VHC; and a director of CompX, Keystone and NL.

SCHEDULE C

Based upon ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

Name	Total

L. Andrew Fleck	-0-

Robert D. Graham	-0-

J. Mark Hollingsworth	-0-

William J. Lindquist	-0-

A. Andrew R. Louis	-0-

Kelly D. Luttmer	-0-

Bobby D. O’Brien	-0-

Glenn R. Simmons (1)	21,578

Harold C. Simmons (2)	629,312

John A. St. Wrba	-0-

Gregory M. Swalwell	1,166

Steven L. Watson	28,746

(1)	Includes 2,600 Shares held by Glenn R. Simmons’ wife. Mr. Simmons’ disclaims beneficial ownership of all Shares held by his wife.
(2)
Includes 219,796 and 29,300 Shares directly held, respectively, by Harold C. Simmons’ wife and a trust of which Harold C. Simmons and his wife are co-trustees and the beneficiaries of which are the grandchildren of his wife.  Mr. Harold C. Simmons also may be deemed to possess indirect beneficial ownership of the other Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons.  Mr. Simmons disclaims beneficial ownership of all Shares except for the 380,216 Shares that he holds directly and to the extent of his vested beneficial interest, if any, in Shares directly held by the CDCT or the CMRT.

EXHIBIT INDEX

Exhibit 1*
Second Amended, Restated and Consolidated Pledge Agreement dated as of October 7, 2009 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Amended and Restated Deferred Compensation Trust.

*  Filed herewith.